Exhibit 99.4

CHANGE OF STATUS REPORT

SECTION 11.2 OF NI 51-102

TO:	British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission

RE:	Enthusiast Gaming Holdings Inc. – Change of Status Report pursuant to the requirements of Section 11.2 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI-102”).

Pursuant to section 11.2 of NI 51-102, Enthusiast Gaming Holdings Inc. (“Enthusiast”) hereby gives notice that, as at the opening of the market on January 27, 2020 (Toronto time) the common shares of Enthusiast commenced trading on the Toronto Stock Exchange under the trading symbol “EGLX”.

As of such time, the common shares of Enthusiast were delisted from the TSX Venture Exchange and Enthusiastceased to be a “ventur e issuer” as defined in NI 51-102.

Enthusiast Gaming Holdings Inc.

Per:	“Adrian Montgomery”

Adrian Montgomery Chief Executive Officer